SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                         NEW VISUAL ENTERTAINMENT, INC.
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)

                                    649099207
                                 (CUSIP Number)

                                February 14, 2000
             (Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

| |    Rule 13d-1(b)
|X|    Rule 13d-1(c)
| |    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 5 Pages

CUSIP NO.: 649099207


========= ======================================================================

   1      Name of Reporting Person:                                Allan Blevins
          S.S. or I.R.S. Identification Number:                      ###-##-####
========= ======================================================================

   2      Check the appropriate box if a member of a group:              (a) ___
                                                                         (b) ___
========= ======================================================================

   3      SEC Use Only
========= ======================================================================

   4      Citizenship or Place of Organization:                      California,
                                                                   United States
========= ======================================================================

       Number of              Sole Voting Power:                       1,500,000
         Shares         5
                      ======= ==================================================
      Beneficially            Shared Voting Power:                             0
         Owned          6
                      ======= ==================================================
        by Each               Sole Dispositive Power:                  1,500,000
       Reporting        7
                      ======= ==================================================
         Person               Shared Dispositive Power:                        0
          with          8
========= ======================================================================

   9      Aggregate Amount Beneficially Owned by each Reporting Person:
                                                                       1,500,000
========= ======================================================================

   10     Check Box if the Aggregate Amount in Row (9) Excludes Certain      ___
          Shares:
========= ======================================================================

   11     Percent of Class Represented by Amount in Row (9):                6.2%

========= ======================================================================

   12     Type of Reporting Person:                                           IN

========= ======================================================================


                               Page 2 of 5 Pages

CUSIP No: 649099207

Item 1.

         (a)      Name of Issuer:
                  --------------

                  New Visual Entertainment, Inc.

         (b)      Address of Issuer's Principal Executive Offices:
                  -----------------------------------------------

                  5920 Friars Road
                  Suite 104
                  San Diego, California  92108

Item 2.

         (a)      Name of Person Filing:
                  ---------------------

                  Allan Blevins

         (b)      Address of Principal Business Office or, if none, Residence:
                  -----------------------------------------------------------

                  The principal business address of the reporting person is:

                  2456 Armstrong St.
                  Livermore, California  94550

         (c)      Citizenship:
                  -----------

                  United States

         (d)      Title of Class of Securities:
                  ----------------------------

                  Common Stock, $.001 par value

         (e)      CUSIP Number:
                  ------------

                  649099207

Item 3.  Not Applicable.

                               Page 3 of 5 Pages

Item 4.  Ownership:
         ----------

         (a)      Amount Beneficially Owned:
                  -------------------------

                  1,500,000

         (b)      Percent of Class:
                  ----------------

                  6.2%

         (c)      Number of Shares as to Which Such Person Has:
                  --------------------------------------------

                  (i)   sole power to vote or to direct the vote:

                        1,500,000

                  (ii)  shared power to vote or to direct the vote:

                        none

                  (iii) sole power to dispose or to direct the disposition of:

                        1,500,000

                  (iv)  shared power to dispose or to direct the disposition of:

                        none

Item 5.  Ownership of Five Percent or Less of a Class.
         --------------------------------------------

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the Class of Securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.
         ---------------------------------------------------------------

                  Not applicable.

                               Page 4 of 5 Pages

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         -----------------------------------------------------------------------
         Security Being Reported on by the Parent Holding Company.
         --------------------------------------------------------

                  Not Applicable.

Item 8.  Identification and Classification of Members of the Group.
         ---------------------------------------------------------

                  Not Applicable.

Item 9.  Notice of Dissolution of Group.
         ------------------------------

                  Not Applicable.

Item 10. Certification.
         -------------

                  By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   March 01, 2001


                                             /S/ ALLAN BLEVINS
                                             -----------------------------------
                                             Allan Blevins